Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Ball Corporation

Commission File No.:  001-07349

Subject Company: Ball Corporation

Commission File No.:  001-07349

THOMSON REUTERS STREETEVENTS

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BLL - Ball Corporation Proposed Acquisition of Rexam PLC Conference Call

EVENT DATE/TIME: FEBRUARY 19, 2015 / 1:00PM GMT

OVERVIEW:

Co. announced the proposed acquisition of Rexam PLC for an enterprise value of GBP5.4b or $8.4b.

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CORPORATE PARTICIPANTS

John Hayes Ball Corporation - Chairman, President & CEO

Scott Morrison Ball Corporation - SVP & CFO

Graham Chipchase Rexam PLC - Chief Executive

CONFERENCE CALL PARTICIPANTS

Operator

George Staphos Bank of America Merrill Lynch - Analyst

Mehul Dalia Robert W. Baird & Co. - Analyst

Philip Ng Jefferies - Analyst

Chip Dillon Vertical Research Partners - Analyst

Adam Josephson KeyBanc Capital Markets Inc. - Analyst

Chris Manuel Wells Fargo Securities, LLC - Analyst

Anthony Pettinari Citigroup Inc. - Analyst

Mark Wilde Bank of Montreal - Analyst

Toby Hunston Royal Bank of Scotland - Analyst

Li Dunlop JP Morgan & Co. - Analyst

Al Kabili Macquarie Capital - Analyst

Drew Figdor TIG Advisors - Analyst

David Phillips Redburn Partners - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Ball Corporation proposed acquisition conference call. During the presentation, all participants will be in a listen-only mode. Afterwards we will conduct a question-and-answer session. (Operator Instructions) As a reminder, this conference is being recorded Thursday, February 19, 2015. I would now like to turn the conference over to John Hayes; Chairman, President, and Chief Executive Officer. Please go ahead, sir.

John Hayes - Ball Corporation - Chairman, President & CEO

Thank you, Suglen, and hello, everyone. This is Ball Corporation’s conference call and webcast regarding the Company’s proposed acquisition of all of the outstanding shares of Rexam PLC. Today’s formal announcement follows the February 5, 2015 public statement confirming that our Boards were in discussions. Consistent with its obligations under the UK takeover code, which regulates today’s proposed transaction, our comments will conform to the rules and obligations of the panel and will align with the 2.7 announcement filed earlier this morning. All releases are available on ball.com/investors as are the self-directed webcast slides we will speak to on today’s call. Please advance to slides 2 through 5. Now given the nature of our proposed offer; today’s issued press releases, webcast, and slide presentation are advertisements and should not be considered a prospectus.

Investors should not make any investment decisions in relation to the new Ball shares except on the basis of information in the prospectus and the scheme document, which are proposed to be published in due course. This presentation, its slides, and transcription of comments are not for the release in whole or in part in, into, or from any jurisdiction; where we do so would constitute a violation of the relevant laws of such jurisdiction. The information provided during this call will contain forward-looking statements. Actual results or outcomes may differ materially from those that may be expressed or implied. Some factors that could cause the results or outcomes to differ are in the Company’s latest 10-K and in other Company SEC filings as well as Company news releases. Reconciliation of certain non-GAAP financial measures used in today’s webcast are available in the appendix of the presentation slides.

Now moving on to page 6. Joining me on the call today is Scott Morrison, Ball’s Senior Vice President and Chief Financial Officer. In addition, we’re delighted to have Graham Chipchase, CEO of Rexam; and David Robbie, Finance Director of Rexam here to join us for the Q&A where they will be happy to answer questions related to Rexam. I would like to emphasize that we are here today to talk about today’s proposed transaction announcement and we will not comment on Rexam’s 2014 results, which were announced earlier this morning. For a copy of Rexam’s 2014 results, please visit www.rexam.com. Also we will not provide an update to Ball’s 2015 performance outlook, which was covered on our earnings conference call held on February 5, 2015. A complete transcript of our earnings call is available at www.ball.com/investors.

Well, a lot of disclosures and rules to follow so thank you for your patience and understanding. Now let’s get on to the exciting news of the day, the compelling strategic and financial rationale to combine Ball and Rexam. Please advance to slide 7. This combination creates a unique global metal beverage packaging manufacturer capable of leveraging its manufacturing footprint, innovative products, and incredible people to better serve its customers big and small across the globe. Together, as things are today, Ball and Rexam are roughly $15 billion in revenue with adjusted EBITDA of $2.4 billion. For those of you familiar with Ball as an investment, today’s announcement is another step in our Drive for 10 journey and validation of our disciplined capital allocation strategy.

Given our longstanding focus on value creation, the identified $300 million of annual run rate synergies, significant free cash flow of the pro forma company, and our belief that we can successfully navigate shareholder and regulatory approvals; we are ready to finish the process we undertook many months ago. Importantly, Ball and Rexam have a strong cultural compatibility; something that should not be overlooked when undertaking such an important transaction for our employees, our customers, our suppliers, and our shareholders. Please advance now to slide 8. When we talk about Ball’s culture, who we are, we are building on the Ball heritage where five brothers started a business with a $200 loan from their uncle 135 years ago. Today, Ball is a thriving company with a reputation for quality, customer service, and a history of innovation; and most importantly, a group of employees that behave as owners treating it as if it were their own.

Today’s proposed transaction builds on that heritage. Moving to slide 9, this slide summarizes the Ball 10-year stock performance relative to the S&P 500 and the FTSE 100. Through our EVA capital allocation discipline and opportunities like today’s announcement, our goal is to create even more value for all of our shareholders. On to slide 10, these pie charts summarize the revenue and EBITDA makeup of the combined business. In addition to beverage cans, the combined business will participate in metal food, household, and personal care packaging as well as aerospace technologies, Ball’s oldest continuing business. As we move to slide 11; with a bit over 80% of the combined business focused on beverage cans, our goal is to provide value-added and innovative metal packaging to our global and regional customers.

This slide highlights certain beer, soft drink, and alternative beverage customers in our larger segments. I wish we had a slide big enough to show every customer’s logo because all are important to Ball and to Rexam. How can we better serve our stakeholders via the proposed transaction? On slide 12, we have summarized five categories. First, it enables regional and brand mix shift to cans from other substrates. Our customers’ beverages are delivered to the consumer in many different forms, whether it be glass, plastic, kegs, tetra, pouches; to name just a few. Second, given the innovative offerings of both Ball and Rexam, we can increase access to specialty packaging to all of our customers for regional, national, and global campaigns. Third, cans are an incredibly sustainable story. Both Ball and Rexam are leaders in sustainability, which is further proof point of our cultural compatibility.

If it’s worth doing from an economic, environmental, and social perspective; it’s worth doing right for the benefit of all our stakeholders. Fourth, the combined business would allow us to leverage our complete supply chain to drive efficiencies for our customers. And finally, this will broaden our employees’ career opportunities through global reach and scale of the combined business. Moving on to slide 13. Ball implemented its Drive for 10 vision in early 2011, which I mentioned earlier. This vision represents a mindset around perfection and a greater sense of urgency around our future success. At Ball, we know where we are going. Today’s announcement aligns perfectly with our strategic levers. We can maximize value on our existing businesses through plant efficiencies, freight, and warehouse savings.

We can expand into new products such as aluminum bottles and better serve our customers’ demands for specialty cans and innovative ends. We’re aligned with the right customers and markets; beer, CSD, energy drinks, craft beer, wine, teas, and sparkling waters. We broadened our geographic reach in North America, Europe, Latin and South America, Africa, the Middle East, and Asia. And ultimately, we will leverage technology just like the Ball Brothers did 135 years ago by continuing to be leaders in sustainability, R&D, innovation, printing technology, light weighting, and driving new processes for the benefit of our customers and ultimately everyday consumers. Turning to page 14, today’s proposed transaction also fuels Ball’s longstanding financial strategy and increases our EVA dollars. Ball has been an EVA company since 1992.

If you’re unfamiliar with the term EVA, please see the definition on the bottom of slide 14. At Ball, our financial strategy is to invest in businesses that generate cash flow and allocate that cash into investments that earn greater than 9% after tax. By earning returns greater than our cost of capital on larger invested capital base, we increase the EVA dollars being generated, which help improve the stock price over time. Scott will comment shortly on the proposed transaction’s financing and potential financial benefits to Ball. As I commented earlier, part of the compelling rationale for the combination are the achievable synergies we have identified as part of our due diligence. Please advance to slide 15 for some more of these value creating synergies.

44% derived from general administrative savings; 32% are expected to be derived from sourcing metal and other materials, both direct and indirect; 22% is expected to come from freight, logistics, and warehousing; and finally, 2% from process and plant efficiencies. Navigating the many steps of a transaction this size and complexity will take some time, slide 16 summarizes this timeline. As we indicated in this morning’s release, the transaction is subject to approvals from each company’s shareholders as well as the various regulatory bodies. It is expected that the necessary clearances will be obtained in the first half of 2016.

And with that, I’ll turn it over to Scott to review the transaction from a financial point of view.

Scott Morrison - Ball Corporation - SVP & CFO

Thanks, John. Let’s advance to slide 17 to summarize the transaction itself. The acquisition of Rexam represents an enterprise value of GBP5.4 billion or $8.4 billion. Pro forma for the synergies mentioned earlier represents a multiple of approximately seven times 2015 estimated EBITDA. The form of consideration for this transaction is a value of 610 pence per Rexam share composed of a mix of cash and 0.4568 in new Ball shares for every Rexam share; roughly a two-thirds cash, one-third equity mix. The transaction priced off our 90-day volume weighted average price substituting the Ball stock price as of the 17th. This equates to a current value of roughly 628 pence. As John acknowledged earlier, we have identified $300 million of annual run rate synergies and the transaction has fully committed financing and upon completion; it will be EPS, cash flow, and EVA accretive.

Turning to the transaction economics, please advance to slide 18. On the left hand side of the slide are Rexam valuation metrics and on the right are deal metrics based on year-end 2014 figures. The transaction terms represent a 36% premium over Rexam’s closing price over the 90-day average closing price of Rexam shares as of February 4, 2015 which was the last trading day prior to media speculation concerning this potential transaction. Including achievable synergies, and Ball has a track record of achieving acquisition synergies, Ball is proposing that we pay roughly 7 times adjusted EBITDA for Rexam. On slide 19, there is a brief summary of the proposed transaction’s financing. The financing consists of a GBP3.3 billion multi-currency bridge loan agreement and a $3 billion multi-currency revolving credit agreement as well as roughly $2.2 billion in Ball equities.

Based on pro forma 2015 estimates, net debt to EBITDA will be roughly 4.5 times. Ball is committed to rapidly deleveraging via the strong cash flow of Ball and Rexam combined. Post closing we anticipate reducing leverage levels to in the range of 3.0 times net debt to EBITDA in 2018, which would enable Ball to reinitiate its share repurchase program. To further validate the cash flow generation capabilities of Ball, slide [18] summarizes our 10-year free cash flow track record. And as you can see, the cash generative capabilities of Ball surpassed $600 million in 2014 with expectations of free cash flow in a similar range in 2015 for Ball standalone. Moving on to slide 21, I commented earlier on Ball’s track record of successfully achieving synergies. As we commented in today’s release, Ball also has a track record of rapidly deleveraging post acquisitions.

This slide summarizes our track record dating back to 1998. Of note on this slide is that Ball post the Reynolds and Schmalbach acquisitions were at similar leverage levels to where we stand upon completion of the Ball-Rexam combination. In each instance and to a smaller extent post the US

Can acquisition, Ball was able to return to its longstanding capital allocation strategy of returning most of the free cash flow back to shareholders via share repurchases within two years. Our goal of today’s transaction is no different. Moving on to slide 22. Today’s transaction is expected to be highly accretive to earnings per share and by adhering to our value creation model of disciplined capital investment aligned with EVA principles and executing the Drive for 10 vision John laid out earlier. The proposed Rexam acquisition would be consistent with all of Ball’s long-term goals.

Now, I’ll turn it back to John for some closing remarks before we begin Q&A.

John Hayes - Ball Corporation - Chairman, President & CEO

Thanks, Scott. As reflected on slide 23, this is an exciting day for Ball and Rexam shareholders. The proposed transaction aligns with Ball’s Drive for 10 vision; fuels our longstanding financial strategy of growing EPS, cash flow, and EVA dollars as Scott had mentioned; offers significant achievable synergies and efficiencies; leverages complementary product lines and company cultures; addresses evolving packaging industry dynamics; creates long-term shareholder value; and it strengthens an already strong Ball family for the benefit of all of our stakeholders.

So, that concludes our formal remarks. Suglen, now we’re ready for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) George Staphos, Bank of America.

George Staphos - Bank of America Merrill Lynch - Analyst

In terms of the synergy targets, what I didn’t hear much on and correct me if I’m wrong is discussion on the potential for plant consolidation offering much in the way of synergies. Is your anticipation that the network would stay more or less as it is? And if so, how does that affect your ability to lower cost through the supply chain which obviously is going to be one of the things that you communicate to your customers as why this is a transaction that everyone on your side and your customer side should be happy with?

John Hayes - Ball Corporation - Chairman, President & CEO

George, this is John. I’ll take that. No, our $300 million of run rate synergies do not include any plant rationalizations because as we sit here today, we don’t have plans. You never know what the future holds, but that’s where we sit today. I think a lot of the efficiency and savings in the very near term will come from, as we mentioned, freight and logistics for example where both Rexam and Ball have plans to serve the same customers and when we optimize the supply chain and the supply dynamics of sending cans to our customers, we’re going to be able we believe to save some freight on that. So, you’re going to see the synergies as you understand them a bit better. They’re going to be really becoming more efficient in the supply chain and helping out from that perspective.

George Staphos - Bank of America Merrill Lynch - Analyst

John, if I could ask two more big pictures and I’ll turn it over. As you and Graham and both the management teams see the industry evolving, what are the opportunities and really the challenges that you see that almost suggest to you the two companies need to come together? In other words, what is it that is a challenge ahead for the can industry that suggests that Ball and Rexam get together? And then a related question, obviously one could look at the pro forma market shares in the various regions that you operate in. What customer dialogue have you already had about this transaction? And if you can, what challenges do you expect or anticipate in terms of successfully getting this transaction completed? Thanks and I’ll turn it over.

John Hayes - Ball Corporation - Chairman, President & CEO

George, I think to answer your first question, this is as much about trying to make sure that the beverage can is as competitive from a cost perspective as many other substrates. When you start thinking about the various markets, this really is a beverage market and the beverage can is just one type of package relative to many other packages; glass, kegs, tetra pack, plastic as I mentioned before. And so, I think this whole material substitution is very important and for us to be able to become much more efficient in taking cost out of the system to make sure that the beverage can is as well positioned relative to those other substrates, that’s real important. Another thing I’ll point out is when you start talking about market shares, our markets at the end of the day are local; they’re not national, they’re not regional.

You all know that it’s uneconomic to ship an empty can more than a few hundred miles or kilometers outside of our manufacturing plants and so it takes this close to the customer to a whole new meaning and a whole new level because of the local nature of those. Our customers are big and they’re increasingly becoming more global and as they look to roll out either new products or new packaging sizes with existing beverages, it’s real important to have a supplier that can move very quickly, move very innovatively, and do it in a way that they can help the customer speed up their decision making and time to market. So I think at the end of the day, that’s what this transaction is as much about is creating opportunities for our customers to become better and more efficient and more flexible relative to the world around them.

George Staphos - Bank of America Merrill Lynch - Analyst

Thank you, John.

Operator

Ghansham Panjabi, Robert W. Baird & Company.

Mehul Dalia - Robert W. Baird & Co. - Analyst

It’s actually Mehul Dalia sitting in for Ghansham. How do the synergies compare to Ball’s beverage can transactions as a percentage of acquired sales such as Reynolds, Schmalbach, US Can?

Scott Morrison - Ball Corporation - SVP & CFO

This is Scott. Every transaction is different so I think comparing to different transactions is probably not that applicable. In this particular situation, we’re comfortable with the $300 million in synergies that we talked about today that we think we can achieve and so that’s specific to this situation.

Mehul Dalia - Robert W. Baird & Co. - Analyst

Okay, great. And would Rexam customer contracts carry over to Ball through their maturity or is there some sort of change of control position in those contracts?

John Hayes - Ball Corporation - Chairman, President & CEO

The vast majority of any material contract, they would just continue on and we would renegotiate when they come up for renewal.

Mehul Dalia - Robert W. Baird & Co. - Analyst

Okay, great. And just one last one, antitrust process has been onerous across multiple geographies including the US; even Ardagh had trouble with Verallia North America not too long ago. So can you give a glimpse of your strategy and what you think of that?

John Hayes - Ball Corporation - Chairman, President & CEO

First, I’ll point out that Ball is not new to the antitrust process. Going back to 1998 with Reynolds and even in Europe with the Schmalbach in 2002, Metal Container in 2008, and even the US Can in 2006; we have had experience dealing with the various regulatory bodies. I will say that we do think it’s going to take some time, we do understand that there may be concerns from others, but we’re going to engage the regulators and move forth as expeditiously as possible.

Mehul Dalia - Robert W. Baird & Co. - Analyst

Thank you.

Operator

Philip Ng, Jefferies.

Philip Ng - Jefferies - Analyst

What’s the cost to get the synergies and the timing in the ramp? I know you guys kind of laid out a three-year horizon, but with 44% of the synergy tied to G&A would seem like you would get it pretty quickly.

Scott Morrison - Ball Corporation - SVP & CFO

We haven’t really given a specific timeline. As we get closer to the closing date and things become clearer, we’ll probably give you more clarity about that. The costs that we’ve estimated is roughly one times the synergies would be the cost to achieve those synergies and those costs would generally flow when we’re getting those synergies.

Philip Ng - Jefferies - Analyst

Got you. That’s helpful. And then just going through this offer document, the language a little tricky at least for me, but decided you needed to get clearance from the regulatory agencies in the EU and US and there’s some language about divesting a material portion of those assets in those regions as a precondition to the offer. Can you flush that out a little bit and would you be accountable for a break-up fee if you don’t get the appropriate approval from the regulatory agencies?

John Hayes - Ball Corporation - Chairman, President & CEO

Let me try to be clear. There is a precondition as you rightly point around antitrust. There in the document also is a number of $1.58 billion and we’ve been asked some questions about why you came up with $1.58 billion. Quite simply it was a negotiated number between Ball Corporation’s Board and Rexam’s Board around what we felt collectively was the level of materiality having to do with antitrust. The way it would work is if for some reason Ball would be required to divest greater than $1.58 billion in revenue related to this, Ball has the right but not the obligation to terminate the transaction and pay a 7% break fee. If it’s below that number or zero, Ball would be obligated to move forth at least from an antitrust and regulatory perspective. Is that helpful?

Philip Ng - Jefferies - Analyst

Yes, that’s very helpful. And that $1.5 billion is tied to just North America and Europe or all inclusive?

John Hayes - Ball Corporation - Chairman, President & CEO

It’s inclusive.

Philip Ng - Jefferies - Analyst

Okay, alright. Thanks, guys. Good luck with the deal.

Operator

Chip Dillon, Vertical Research Partners.

Chip Dillon - Vertical Research Partners - Analyst

Could you talk a little bit about any technology transfers that you all see? I mean on one hand you can think of [beer] cans of being fairly basic, but in the last decade we’ve seen some pretty substantial enhancements on the specialty side so any help there would be good. And then secondly, I guess more for Scott, Ball has done a fantastic job. I think your working capital, sourcing of cash has been about $360 million over the last four years. Would there be more cash, if you will, to be obtained through this process from squeezing working capital further?

John Hayes - Ball Corporation - Chairman, President & CEO

I’ll take it first. You raised a good point about technology. I want to point out despite our esteemed colleagues sitting in the same room with us right now, we remain competitors until the transaction closes. So, I think all of our comments around this are perspective on a post-closing. Having said that, both Ball and Rexam have a long history of technology. You think about new products and I think about their FUSION bottle, I think about our Alumi-Tek bottle and there’s got to be great opportunities there. I think some of the end developments that actually we both share currently and license from a third party, I think there’s opportunities there. You look about the metallurgy and you look about the can weights and you look about the design of the can and there’s optimization there. So, I could go on and on. But I think from a new product perspective, a new end perspective, a new process perspective; there’s many different opportunities. But quite candidly because we’re still competitors, we haven’t gone to that great depth to really share any of that information.

Scott Morrison - Ball Corporation - SVP & CFO

And on the working capital front, Chip, at Ball we’ve done a very good job over the last number of years of managing our working capital much tighter, but I think it’s really too early to comment. Rexam has run their business well too so it’s too early to comment on any potential benefits regarding working capital.

Chip Dillon - Vertical Research Partners - Analyst

Okay. And then one last one is on I know two businesses or geographies that Rexam has a very strong and just recently strengthened position would be India and of course the Middle East with the United Arab Can deal. John and Scott, from your perspective, how do you view those geographies as being part of the attractiveness of this merger?

John Hayes - Ball Corporation - Chairman, President & CEO

Well, as I said when you really think about it through the lens of how this helps our customers, I think it creates a geographic footprint that can be leveraged on behalf of our customers. And so whether it’s us in China and Southeast Asia or Rexam in the Middle East or India as well as Russia, I think there’s great opportunities to really present a product portfolio to our customer base that really can be leverageable.

Chip Dillon - Vertical Research Partners - Analyst

Got you. Thank you.

Operator

Adam Josephson, KeyBanc.

Adam Josephson - KeyBanc Capital Markets Inc. - Analyst

Congratulations on this announcement. John, related to the synergy target of $300 million, can you talk about what’s embedded in that number related to divestitures? The reason I ask is I think it’d be hard to know what the freight related savings and other associated savings would be without knowing which plants you’d have to sell in the system. Now I ask appreciating that 44% of the synergies are related to overhead, but you’re obviously expecting significant freight and logistics savings as well.

John Hayes - Ball Corporation - Chairman, President & CEO

Yes, but it’s also purchasing as well here. Here’s what I’d tell you to make it real simple. That $300 million we don’t believe would be affected by a level of divestiture.

Adam Josephson - KeyBanc Capital Markets Inc. - Analyst

Fair enough. One other question. What do you expect your customers’ reaction to this deal to be? I mean would you expect them to be concerned about either lack of choice they might have in certain local markets?

John Hayes - Ball Corporation - Chairman, President & CEO

We haven’t had detailed discussions with all of our customers now because quite candidly under UK takeover rules, we were precluded to do anything certainly after the announcement. I think that the importance for us is to make sure our customers understand the benefits to them as I said before in terms of the efficiency of the supply chain, in terms of the innovation. As we said also that speed is real important here and what I mean by that is we’re going to have a pro forma footprint that can deliver a variety of specialty cans to our customers at any time in a much faster way than we’d be able to do on our own. And so the way we look at this in discussion with our customers is the pro forma enterprise as we move forward will be better off for our customers than each of us going it alone.

Adam Josephson - KeyBanc Capital Markets Inc. - Analyst

And just, Scott, one on the interest rate. What rate are you assuming as part of the deal?

Scott Morrison - Ball Corporation - SVP & CFO

Right now, it’s a mix. So, what we have currently is a capital structure with certain funds for the cash portion of our offer and we expect that between now and closing we would move that structure to a more permanent debt structure. So, what we have in place today is really temporary and as we get closer to the closing and through various regulatory approvals, we’ll put something more permanent in place. And we’re very comfortable with the financing costs that we have in the existing debt structure and we expect that to roll into a permanent debt structure that will be very competitive.

Adam Josephson - KeyBanc Capital Markets Inc. - Analyst

Thanks a lot, Scott, John. Appreciate it.

Operator

Chris Manuel, Wells Fargo.

Chris Manuel - Wells Fargo Securities, LLC - Analyst

First, can you maybe walk us through, and because you have had experience with this globally in the past, what the different processes are in North America, in Europe, and in Latin America, et cetera that you go through to get regulatory approval? Is a year a reasonable timeline to get it all done and what are the typical hurdles and things that in your experience in the past having gone through this that have to be looked at?

John Hayes - Ball Corporation - Chairman, President & CEO

We could spend hours probably talking about the answer to that. In summary, we believe the time frames laid out in the 2.7 offer documents is consistent and reasonable with past practice and around the antitrust approval processes. The Europe process is very different than the US and the US is very different than South America. And so I don’t want to get in the vagrancy and nuances of each of them, but there are timelines associated with each of those processes and we believe that there’s sufficient time that we’ve mutually agreed to to get those things done.

Chris Manuel - Wells Fargo Securities, LLC - Analyst

Okay. And then just a follow-up from Adam’s question. Scott, maybe your best guess to assume what you think a financing rate would be for the debt portion that you would undertake? I mean 5% give or take or what would be your best guess?

Scott Morrison - Ball Corporation - SVP & CFO

Chris, I think the best proxy right now is look where our bonds are trading and look at what that rate is. So, that would be the best proxy to use.

Chris Manuel - Wells Fargo Securities, LLC - Analyst

Alright. Maybe my last question then is if I kind of go back to your slide deck and I think about you have a section in here that shows your EVA requirement hurdles and I believe I saw a 9% after-tax component there. So if I take the $8.4 billion of the transaction and I think it was $6.2 billion ought to be financed and I think about getting a 9% return on the component you purchased, that would suggest you’re targeting something three years out north of $750 million of EVA dollars. Am I thinking about this the right way?

John Hayes - Ball Corporation - Chairman, President & CEO

That’s not EVA dollars because EVA’s in excess of the cost of the capital. We could this offline and maybe go through the math, but what we’re saying I guess at the end of the day is it’s going to take three years to get those synergies. Once we get those synergies, we believe we will be generating EVA dollars.

Chris Manuel - Wells Fargo Securities, LLC - Analyst

At your hurdle rate, correct?

John Hayes - Ball Corporation - Chairman, President & CEO

Correct, which is an important thing. We talk about a 9% after-tax hurdle rate, our real cost of capital is under 6% after-tax.

Chris Manuel - Wells Fargo Securities, LLC - Analyst

Right, okay. Thank you.

Operator

Anthony Pettinari, Citi.

Anthony Pettinari - Citigroup Inc. - Analyst

Congratulations on the announcement. Just a question on the cultural fit. I guess one of the defining characteristics of Ball is the EVA-based comp that you extend all the way down to the shop floor. And I guess in recent years Rexam has oriented management compensation more towards returns, but my understanding is they don’t extend that kind of return-based compensations extensively through the organization as Ball does. So my question is maybe based on previous acquisitions, how long does that process take? How long does it take for the acquired entity to kind of get the Ball culture and how long does it take to change those compensation structures?

John Hayes - Ball Corporation - Chairman, President & CEO

Let me tackle this and I’ll maybe ask Graham to mention something. I think first in terms of your question, when we look at acquisitions, I go back to even the early 1990s when Ball first implemented this. Any time you put in incentives schemes or structures to help change behaviors; it takes three, four, five years for people to really get it. And so that’s what we would anticipate, but I would challenge you a little bit. I give Graham and the team at Rexam a lot of credit over the last three or four years focusing on what he always called the three Cs, which was a big component of that. So, maybe I’ll turn it over to Graham and let him talk a little bit more because I think the cultural compatibility is very important and I think there’s a lot of good alignment here.

Graham Chipchase - Rexam PLC - Chief Executive

I think if you look at some of our incentive schemes now, they are based on return on capital employed, which is as John said, what we’ve been focusing on for the last few years and technically that’s the same as EVA and the focus on cash and return on capital employed gives you the same answer. So, I think our employees are very comfortable with that process. What I like about the Ball approach and I’ve always been very appreciative of it is it goes down through the organization a bit further than ours does and I think that was the values of Ball are employees actually behave like owners is a really powerful cultural value, which is one that we were trying to get close to as well. I think the cultural fit is really important. And when we looked at Ball’s value against our values, some of words were exactly the same.

And I’m very encouraged by that because that, as John said in his presentation, it’s one of the really important factors for getting a deal to work is to making sure there’s good cultural fit. And as far as the future of the Rexam employees is concerned, I’m really encouraged by the phrase that John used in this sort of the best of both because we have quite a few things that we’re really proud of them and we know Ball have quite a few things that we’re jealous of. And I think that’s a good sign when the two companies combine and I know John will uphold this principle. The Ball business wants the best of both that means that some of things that Rexam have built will survive and the things that Ball have already built will survive for the greater good of both our employees and our customers and our other stakeholders. So, I think all that cultural stuff is a real positive in this deal.

John Hayes - Ball Corporation - Chairman, President & CEO

Yes, Graham’s absolutely right. Now I think the key matter for ourselves as we move forward is we’re going to be humble to take the best of the bests and we’re going to be hungry to get after it.

Anthony Pettinari - Citigroup Inc. - Analyst

And then just a second question on the broader portfolio. By definition food cans and aerospace become a smaller part of the combined portfolio. Was this acquisition at all motivated by a view on the relative attractiveness of those businesses versus bev cans or does this acquisition change the way you think about those businesses either in terms of de-emphasizing them or maybe extending food cans into some geographies that Rexam is in, but Ball is not or how do you think about that?

John Hayes - Ball Corporation - Chairman, President & CEO

You all know Ball well enough, we view every investment as independent of one another. This past Monday we announced a small acquisition in the food can business. When I joined Ball 15 years ago, aerospace was 10% of our Company and today it’s 10% of the Company even though three times the size. So, those type of parameters don’t change. All the business we have are good businesses, some have their own challenges greater than others from time to time. But no, don’t read into this as being anything other that this is a wonderful opportunity to create a best of the best environment in one of our product lines.

Anthony Pettinari - Citigroup Inc. - Analyst

Okay. That’s helpful. I’ll turn it over.

Operator

Mark Wilde, Bank of Montreal.

Mark Wilde - Bank of Montreal - Analyst

Scott, on the financing side, can you just talk a little bit about sort of matching up where you’re going to be raising debt with where the different businesses operate?

Scott Morrison - Ball Corporation - SVP & CFO

I’ll just tell you historically what we’ve done is we put debt in the various geographies and currencies that were generating cash flow and this won’t be any different. And as we get closer to that and as I said through regulatory approvals or get closer to the final, we’ll put a capital structure in place that will generally follow where the cash flows are being generated.

Mark Wilde - Bank of Montreal - Analyst

Okay. That’s what I assumed. And John, can you just talk a little bit about the large position that Rexam has in Russia and how you thought about that?

John Hayes - Ball Corporation - Chairman, President & CEO

Well, I will tell you that no fewer than three or four times over the last 15 years or so, Ball’s looked at getting into Russia and we haven’t found the right entry point quite candidly. Russia is like many different emerging marketplaces, it has its ups and downs. Right now, it’s having one of its downs because of some of the issues going on. The ruble has been quite weak. But I think fundamentally there people are still consuming beverages and people are still consuming canned beverages. And so just listening to what the Rexam folks said this morning about it, it is one of those things that gives you a little bit of pause only because of the current economic situation, but we operate in markets that are not dissimilar as well.

Mark Wilde - Bank of Montreal - Analyst

Well, certainly we’ve got the economic situation, but the political situation entered your thinking at all?

John Hayes - Ball Corporation - Chairman, President & CEO

Well, yes, it always does. But Rexam has always been a very ethical company and doing things the right way and they’ve been able to take a leading position in what can be a politically challenging situation. Again, we look at all these things. I will point out though, let’s put this in context, the Russian business for Rexam is well less than 10% even 5% of their business. So, that’s one of the factors that we considered as well.

Mark Wilde - Bank of Montreal - Analyst

Okay, fair enough. I’ll turn it over.

Operator

(Operator Instructions) Toby Hunston, Royal Bank of Scotland.

Toby Hunston - Royal Bank of Scotland - Analyst

I just wanted to confirm on the debt side whether this would constitute a change of control to the Rexam hybrid bond? And if so, what the intention there is on your side in terms of calling it assuming the combined businesses is high yield still or buying that back in some other way or leaving it outstanding and also the timeline on that as well? Thank you.

Scott Morrison - Ball Corporation - SVP & CFO

I think it would just be premature to do speculate on what it means for that particular bond issue.

John Hayes - Ball Corporation - Chairman, President & CEO

And I think it’s not a change of control until it is a change of control.

Toby Hunston - Royal Bank of Scotland - Analyst

Okay. Thank you very much.

Operator

Li Dunlop, JP Morgan.

Li Dunlop - JP Morgan & Co. - Analyst

I like to follow-up just on the antitrust process because when you look at EU, US, Brazil market shares; they’re highly consolidated markets to the point of at least oligopoly levels and your transaction obviously is proposing to consolidate the markets further. Now given you’re prepared to pay a GBP300 million break fee, I was just wondering whether was it the correct way to look at the markets on a national basis like that or a EU-wide basis or have you done a lot of detailed work already where you’ve got a high level of visibility on proposals you may make to the antitrust authorities to clear this transaction?

John Hayes - Ball Corporation - Chairman, President & CEO

I talked a little bit about this earlier, but I’ll restate it because it’s important. We’ve spent a significant amount of time evaluating the regulatory issues and we believe there’s a clear route to obtaining the approvals. As I said before, the markets really are local; they are not national, they are not regional because when you’re shipping product empty, freight becomes a very important consideration when you ship more than a couple hundred kilometers. And so, I think you have to view this in the context of being very local market. The other thing is this is not about a beverage can market, this is about beverage packaging and material substitution. And when you think about glass, you think about plastic, you think about kegs, you think about a whole bunch of different things and I think that’s real important. So when you think about those things and then combine it with the fact that many of our customers are actually in the self manufacture of some of these beverage containers whether it’s plastic or even metal containers, you see that as well.

Li Dunlop - JP Morgan & Co. - Analyst

Alright. And I would just like to clarify an earlier question regarding the $1.58 billion threshold. In section 11 of the announcement, there seems to be a specific reference that it only applies to the EU and the United States, but nowhere else in the world. Can you clarify that it does only apply to the EU and the US?

John Hayes - Ball Corporation - Chairman, President & CEO

Yes, I think that’s what was asked before and I will confirm what it says in the 2.7 document that that $1.58 billion relates to the US and Europe.

Li Dunlop - JP Morgan & Co. - Analyst

Okay. Thank you very much.

Operator

Al Kabili, Macquarie Capital.

Al Kabili - Macquarie Capital - Analyst

Good luck with the transaction. The first question I guess is to Scott on the financing, I know you mentioned looking to do more permanent financing and you’ve got the bridge loans et cetera set up now. But would you look at using some bank debt or term loans as part of the financing for the transaction or would you see the entire amount all on long-term notes?

Scott Morrison - Ball Corporation - SVP & CFO

We think that bank debt will make up a meaningful part of the permanent financing structure. If you recall, our leverage is going to start at about 4.5 times and our primary game plan in the first couple of years is to delever pretty quickly so we need a lot of pre-payable debt to be able to do that. So, bank debt is very flexible and so we’d have a mix of bank debt and some public notes.

Al Kabili - Macquarie Capital - Analyst

Okay. That’s helpful. And then also just on the synergies, on the sourcing just the visibility there, does your current purchasing contracts already stipulate the volume discounts that you’re going to be getting there and so you feel as a result of that you have real good visibility on the sourcing savings or how should we be thinking about that aspect of it and where do you kind of see the most variability or risk up or down on the range of synergy assumptions that you’re looking for?

Scott Morrison - Ball Corporation - SVP & CFO

Well, we have a variety of contracts and Rexam would have a variety of supply contracts that come due at any point in time so no two contracts are really ever the same. So, we just look at the advantages that we can bring to our supply base. John talked a lot about streamlining the supply base and obviously being larger allows you to do that and bring those synergies and get some of those benefits from our suppliers as well. So, it’s in a whole host of different places and it’s also based on historical experience of what we’ve achieved in other transactions. So, that’s where the number comes from.

Al Kabili - Macquarie Capital - Analyst

Okay, alright. And then just the final question again just to go back to the debt. The recent debt that you called, I assume that that’s just more related to interest expense savings than it is related to this deal, if you could confirm that or was there any kind of leverage component related to this transaction that drove some of the recent move there? Thank you.

Scott Morrison - Ball Corporation - SVP & CFO

It was primarily driven by just we could achieve better rates in the market than those existing notes and they were callable or relatively close to being callable. And so, the call of those notes was really irrespective of this transaction.

Al Kabili - Macquarie Capital - Analyst

Okay, alright. Thanks for the clarification. Appreciate it and good luck. Thanks.

Operator

[Martin Luddman], TIG Advisors.

Drew Figdor - TIG Advisors - Analyst

This is Drew Figdor. I guess one of our concerns is that the divested assets will require to be at a discount to what you’re trading at so there will be a value leakage. I wonder if you could talk about whether you had any discussions with potential buyers and whether your assumption is that any of the assets can be divested to industry buyers or that you’re assuming this is going to be private equity or what?

John Hayes - Ball Corporation - Chairman, President & CEO

Well, you’re assuming that divestment is required and I think it’s premature to make any assumption at this point in time. Quite honestly, I think it’s premature also to answer your question related to who it is. But rest assured, the people who know Ball know that we spent a fair amount of time thinking through the various scenarios. Suglen, if there is any other questions?

Operator

David Phillips, Redburn.

David Phillips - Redburn Partners - Analyst

Are you considering a [dual structure] and are any others recourse for London exchange for UK based shareholders?

John Hayes - Ball Corporation - Chairman, President & CEO

The short answer is as we sit here today, no, we’re not considering that.

David Phillips - Redburn Partners - Analyst

Okay. And the second question, Rexam today and that’s the reason of the comprehensive restructuring in Europe and I just wondered if there’s any recourse clauses if for example the cost saving targets are not quite there or if the costs to achieve them are more or is it just a case of (inaudible) delivering that. So this is just the normal course of business for Rexam and you’re waiting to see what the situation is once that is completed.

John Hayes - Ball Corporation - Chairman, President & CEO

Well, I do think it is ordinary course for Rexam because as we said, we’ve got businesses to run as we go through this process. The UK takeover code requires a level of certainty around this and unless there is a material adverse change in what’s going on other than the conditions and preconditions we have, it’s relatively restrictive as to what acquirers can and cannot do, whether it’s a Ball Corporation or a UK company. It’s irrespective of that and so I think you might want to spend a little bit more time getting up to speed on the code is the best way to answer that.

David Phillips - Redburn Partners - Analyst

Okay. Thank you for the answer.

Operator

(Operator Instructions) And sir, there seems to be no further questions at this time.

John Hayes - Ball Corporation - Chairman, President & CEO

Okay, terrific. Well, thank you, everyone. It’s an exciting day for Ball Corporation and for Rexam and we look forward to keeping you updated as the timeline proceeds. Thanks again.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your line.

Additional Information and Where to Find It

This presentation may be deemed to be solicitation material in respect of the proposed acquisition of Rexam PLC (“Rexam”) by Ball Corporation (“Ball”), including the issuance of shares of Ball common stock in respect of the proposed acquisition. In connection with the foregoing proposed issuance of Ball common stock, Ball expects to file a proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). To the extent Ball effects the acquisition of Rexam as a Scheme under United Kingdom law, the issuance of Ball common stock in the acquisition would not be expected to require registration under the Securities Act of 1933, as amended (the “Act”), pursuant to an exemption provided by Section 3(a)(10) under the Act.  In the event that Ball determines to conduct the acquisition pursuant to an offer or otherwise in a manner that is not exempt from the registration requirements of the Act, it will file a registration statement with the SEC containing a prospectus with respect to the Ball common stock that would be issued in the acquisition. INVESTORS AND SECURITY HOLDERS OF BALL ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE ACQUISITION THAT BALL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BALL, THE PROPOSED ISSUANCE OF BALL COMMON STOCK, AND THE PROPOSED ACQUISITION. The preliminary proxy statement, the definitive proxy statement, the registration statement/prospectus, in each case as applicable, and other relevant materials in connection with the proposed issuance of Ball common stock and the acquisition (when they become available), and any other documents filed by Ball with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at Ball’s website, www.ball.com, or by contacting our Investor Relations department in writing at 10 Longs Peak Drive, P.O. Box 5000, Broomfield, CO 80021.

Ball and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Ball’s stockholders with respect to the proposed acquisition, including the proposed issuance of Ball common stock in respect of the proposed acquisition. Information about Ball’s directors and executive officers and their ownership of Ball’s common stock is set forth in Ball’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 24, 2014 and Ball’s proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2014. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be set forth in the proxy statement and/or prospectus and other materials to be filed with the SEC in connection with the proposed acquisition and issuance of Ball common stock in the proposed acquisition.

Forward-Looking Information

This presentation contains “forward-looking” statements concerning future events and financial performance. Words such as “expects,” “anticipates,” “estimates” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Key risks and uncertainties are summarized in filings with the Securities and Exchange Commission, including Exhibit 99 in our Form 10-K, which are available on our website and at www.sec.gov. Factors that might affect: a) our packaging segments include product demand fluctuations; availability/cost of raw materials; competitive packaging, pricing and substitution; changes in climate and weather; crop yields; competitive activity; failure to achieve productivity improvements or cost  reductions; mandatory deposit or other restrictive packaging laws; customer and supplier consolidation, power and supply chain influence; changes in major customer or supplier contracts or loss of a major customer or supplier; political instability and sanctions; and changes in foreign exchange or tax rates; b) our aerospace segment include funding, authorization, availability and returns of government and commercial contracts; and delays, extensions and technical uncertainties affecting segment contracts; c) the company as a whole include those listed plus: changes in senior management; regulatory action or issues including tax, environmental, health and workplace safety, including U.S. FDA and other actions or public concerns affecting products filled in our containers, or chemicals or substances used in raw materials or in the manufacturing process; technological developments and innovations; litigation; strikes; labor cost changes; rates of return on assets of the company’s defined benefit retirement plans; pension changes; uncertainties surrounding the U.S. government budget, sequestration and debt limit; reduced cash flow; ability to achieve cost-out initiatives; interest rates affecting our debt; and successful or unsuccessful acquisitions and divestitures, including, with respect to the proposed Rexam PLC (“Rexam”)  acquisition, the effect of the announcement of the acquisition on our business relationships, operating results and business generally; the occurrence of any event or other circumstances that could give rise to the termination of our definitive agreement with Rexam in respect of the acquisition; the outcome of any legal proceedings that may be instituted against us related to the definitive agreement with Rexam; and the failure to satisfy conditions to completion of the acquisition of Rexam, including the receipt of all required regulatory approvals.

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